Exhibit 99.1

Subsea 7 S.A. Announces Fourth Quarter

and Full Year 2010 Results

Luxembourg – February 23, 2011 – Subsea 7 S.A. (formerly Acergy S.A.) (the “Group”) (NASDAQ-GS: SUBC; Oslo Børs: SUBC) announced today results for the fourth quarter and fiscal year 2010. The combination between Acergy S.A. and Subsea 7 Inc. completed on January 7, 2011. Upon completion, Acergy S.A. was renamed Subsea 7 S.A.

	Subsea 7 S.A. (formerly Acergy S.A.) Twelve Months Ended		Subsea 7 Inc. Twelve Months Ended
In $ millions, except Adjusted EBITDA margin %	Nov.30.10 Audited	Nov.30.09 Audited	Dec.31.10 Unaudited	Dec.31.09 Audited
Continuing operations:
Revenue	2,369.0	2,208.8	2,022.7	2,439.3
Adjusted EBITDA [1]	559.3	488.3	427.5	526.8
Adjusted EBITDA margin % [2]	23.6%	22.1%	21.1%	21.6%
Backlog	3,552	2,848	2,800	2,798
Cash & Cash equivalents	484.3	907.6	458.9	487.3
Earnings per share – in $ per share (Diluted)
Continuing operations	$1.16	$1.29	$1.09	$1.94
Total operations	$1.38	$1.33	$1.09	$1.94

•	Good full year results driven by strong operational performance across both companies.

•	These results reflect fees relating to the transaction of $25 million across both companies, as previously disclosed in the Prospectus dated September 21, 2010.

•	Further expenses of $16 million have been incurred, to date, relating to initial integration and restructuring.

•	Strong cash and cash equivalents position with combined cash in excess of $900m at balance sheet dates.

•	Significant ongoing investment in the fleet during the year: acquisitions of Borealis, Antares, Polar Queen and Pertinacia; new builds Seven Atlantic and Seven Pacific joined the fleet.

•	Combined backlog of $6.4bn, at balance sheet dates, of which $3.4bn is expected to be executed in 2011.

•

On February 15, 2011 the Group announced its intention to apply for voluntary delisting from NASDAQ and to deregister from the Securities and Exchange Commission. The delisting is expected to be effective on March 7, 2011.

Jean Cahuzac, Chief Executive Officer, said: “Both Acergy and Subsea 7 delivered strong financial and operational results in 2010. The combination of the two businesses positions us fully to capture future growth opportunities in the global seabed-to-surface market. With a combined backlog of $6.4 billion and an industry-leading fleet of 42 vessels supported by extensive fabrication and onshore facilities, we believe we are positioned to deliver enhanced long-term value for all stakeholders. Merger integration continues on track and we are particularly pleased with our progress toward the targeted synergies. We look forward to updating you in greater detail on the new Group at our combined first quarter results presentation.”

Outlook for Subsea 7 S.A.

The Group is looking forward to 2011 with confidence. A robust oil price and rising tendering activity around the world underpins order book momentum. Execution and activity levels are expected to rise, although contracts awarded in more challenging market conditions during 2009 and 2010 will impact the Group’s Adjusted EBITDA margin in 2011.

Conventional activity in West Africa is expected to remain strong in the short and medium-term. A number of the major SURF contracts, in Australia, Brazil and West Africa, are expected to come to market award in 2011. The offshore installation phase of any such new SURF projects will commence beyond 2011. In the North Sea we are seeing renewed activity, albeit in a pricing environment that, for shorter-term work, remains competitive.

The Group believes that the trend will be for subsea projects to continue to increase in size and complexity which will contribute to strong industry growth in the medium-term for those companies that have the capabilities to meet these challenges.

[1] [2]

For explanations and reconciliation of Adjusted EBITDA and Adjusted EBITDA margin, please refer to Note 5 to the Condensed Consolidated Financial Statements of Subsea 7 S.A. and Note 5 to the Condensed Consolidated Financial Statements for Subsea 7 Inc, attached hereto

Dividend

In light of the development of the combined business and the Group’s investment opportunities the Board has proposed not to pay a dividend for the 2010 fiscal year. The Board is reviewing methods of balancing the optimal use of cash in light of the opportunities available.

Contained within this announcement:

•	Pages 3 to 21 present the audited results for Subsea 7 S.A. for fiscal year ended November 30, 2010 and unaudited results for the fourth quarter which ended on November 30, 2010.

•	Appendix 1 on pages 22 to 35 presents unaudited results for Subsea 7 Inc. for the fourth quarter and preliminary results for the year ended December 31, 2010.

CONFERENCE CALL DETAILS

Conference Call Information			Replay Facility Details
Lines will open 30 minutes prior to conference call.			A replay facility will be available for the following period:

Date:	Wednesday February 23, 2011		Date:	Wednesday February 23, 2011
Time:	3.00pm UK Time		Time:	4.30pm UK Time

Conference Dial In Numbers:			Date:	Tuesday March 8, 2011
UK	:	0800 694 0257	Time:	4.30pm UK Time
USA	:	1 866 966 9439
France	:	0805 632 056	Conference Replay Dial In Number:
Norway	:	8001 9414
Germany	:	0800 101 4960	International Dial In: +44 (0) 1452 550 000

International Dial In: +44 (0) 1452 555 566			Passcode : 41925633#

Passcode : 41925633

Alternatively, a live webcast and a playback facility will be available on our website www.subsea7.com

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.

We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:

Karen Menzel

Subsea 7

+44 (0)20 8210 5568

karen.menzel@subsea7.com

www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the contract awards and the scope and location of our work thereunder, statements as to the date of commencement and completion of operations of contracts, statements as to the scope of each awarded contract expectations as to the Group’s performance in 2011, expectations as to the Group’s approach to costs, risk, pricing, execution and position and direction of the market in 2011, statements contained in the “Outlook for Subsea 7 S.A.” section, including the expected impact of a continued competitive pricing environment, the anticipated activity levels in the Conventional market in West Africa, the anticipation that delayed major SURF contracts will come to market and the timing of the offshore installation phase of such projects, the expectation for SURF contracts to increase in size and complexity in the medium-term, our ability to capture growth opportunities, statements as to the expected date of delivery of Seven Havila and Oleg Strashnov, statements as to the expected uses of the new $1 billion revolving credit and guarantee facility, expectations regarding our backlog and pre-backlog, the integration of Acergy S.A. and Subsea 7 Inc., the Board of Directors’ intention not to propose a dividend for consideration at the 2011 Annual General Meeting of Shareholders, the expected costs relating to the acquisition of Borealis and the sources of such funds, the Group’s intention to delist from NASDAQ and deregister under the US Securities Exchange Act of 1934, statements as to the timing and dates of effectiveness of notices and filings to be made in connection with the delisting and deregistration process . The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

Highlights

•	Revenue from continuing operations for fiscal year 2010 was $2,369 million (2009: $2,209 million)

•	Adjusted EBITDA[3] from continuing operations for fiscal year 2010 was $559 million (2009: $488 million) corresponding to an Adjusted EBITDA margin[4] of 23.6% (2009: 22.1%)

•	Income from continuing operations for fiscal year 2010 was $268 million (2009: $259 million)

•	Cash and cash equivalents position of $484 million (2009: $908 million)

•	New major contract awards during the fourth quarter:

•	$50 million Medway Development Project, in the Dutch sector of the North Sea

•	$190 million Sul-Norte Capixaba Project, offshore Brazil

•	On November 9, 2010 the Shareholders of Acergy S.A. and Subsea 7 Inc. approved the resolution to combine the two companies

Post quarter end:

•	On January 7, 2011 the Combination between Acergy S.A. and Subsea 7 Inc. was completed. Upon completion, Acergy S.A. was renamed Subsea 7 S.A.

•

On February 15, 2011 the Group announced its intention to apply for voluntary delisting from the NASDAQ Global Select Market and to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934. The delisting is expected to be effective on March 7, 2011.

Financial Summary

	Three Months Ended		Twelve Months Ended
In $ millions, except Adjusted EBITDA margin, share and per share data	Nov.30.10 Unaudited	Nov.30.09 Unaudited	Nov.30.10 Audited	Nov.30.09 Audited
Revenue from continuing operations	717.2	621.9	2,369.0	2,208.8
Gross profit	231.8	166.7	668.0	525.0
Net operating income from continuing operations	152.9	113.5	436.1	342.7
Income before taxes from continuing operations	139.2	119.1	399.2	361.3
Taxation	(45.1)	(40.4)	(130.8)	(102.8)
Income from continuing operations	94.1	78.7	268.4	258.5
Net income from discontinued operations	29.6	2.4	44.6	7.2
Net income – total operations	123.7	81.1	313.0	265.7
Adjusted EBITDA – continuing operations	179.2	163.3	559.3	488.3
Adjusted EBITDA margin – continuing operations	25.0%	26.3%	23.6%	22.1%

Per share data (Diluted)
Earnings per share - continuing operations	$0.42	$0.39	$1.16	$1.29
Earnings per share - discontinued operations	$0.14	$0.01	$0.22	$0.04
Earnings per share – total operations	$0.57	$0.40	$1.38	$1.33
Weighted average number of Common Shares and Common Share equivalents outstanding	207.0m	206.2m	206.7m	183.8m

3 4	See Note 5 - Adjusted EBITDA and Adjusted EBITDA margin to the Notes to the Condensed Consolidated Financial Statements included herein

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

Financial Review

Fourth Quarter 2010

Revenue from continuing operations for the fourth quarter was $717 million (Q4 2009: $622 million) primarily reflecting strong activity levels in West Africa and the North Sea, partially offset by lower activity levels in Brazil and Asia Pacific.

Gross profit was $232 million (Q4 2009: $167 million) reflecting strong project execution across the portfolio and project settlements, partially offset by lower vessel utilisation.

Administrative expenses were $93 million (Q4 2009: $67 million) reflecting higher tendering costs, higher professional fees arising from the combination with Subsea 7 Inc., and costs arising from legal restructuring and organisational optimisation.

The Group’s share of results of associates and joint ventures was $15 million (Q4 2009: $14 million) reflecting a strong contribution from SapuraAcergy and a good, albeit lower, contribution from NKT Flexibles. This was partially offset by a small loss from Seaway Heavy Lifting arising from Stanislav Yudin being in planned dry-dock for the quarter.

The Adjusted EBITDA margin from continuing operations for the three months was 25.0% (Q4 2009: 26.3%). The Adjusted EBITDA margin from total operations for the three months was 28.9% (Q4 2009: 25.9%), reflecting the successful settlement on the Mexilhao Project.

Other losses were $6 million (Q4 2009: gains of $13 million) primarily reflecting foreign exchange losses on short-term inter-company balances arising from the weakening US dollar.

Income before taxes from continuing operations for the fourth quarter was $139 million (Q4 2009: $119 million) reflecting the increase in revenue from higher activity levels in West Africa and the North Sea, strong operational performance and a good contribution from associates and joint ventures, partly offset by higher administrative expenses.

Taxation for the quarter was $45 million (Q4 2009: $40 million) reflecting an effective tax rate for the quarter of 32% (Q4 2009: 34%) as a result of the current geographical portfolio mix.

Income from continuing operations for the fourth quarter was $94 million (Q4 2009: $79 million). Net income from total operations for the fourth quarter was $124 million (Q4 2009: $81 million).

The cash and cash equivalents position at the quarter end was $484 million (Q3 2010: $548 million). The decrease primarily reflected the acquisition of Pertinacia. Deferred revenue at the quarter end stood at $218 million (Q3 2010: $283 million).

At quarter end, Subsea 7 S.A. held indirectly 10,431,762 treasury shares representing 5.35% of the total number of issued shares. In addition, 583,000 are held in an employee benefit trust to support the 2009 Long-Term Incentive Plan. Total shares in issue were 194,953,972, including treasury shares.

Fiscal Year 2010

Revenue from continuing operations for the fiscal year was $2,369 million (2009: $2,209 million) reflecting strong activity levels in West Africa, good activity levels in the North Sea, partially offset by lower activity levels in Brazil, Asia Pacific and the Gulf of Mexico.

Gross profit for the fiscal year was $668 million (2009: $525 million) reflecting higher activity levels and strong project execution across the portfolio, partially offset by lower vessel utilisation.

Administrative expenses for the fiscal year were $307 million (2009: $231 million) reflecting higher professional fees arising from the combination with Subsea 7 Inc., ongoing legal restructuring and organisational optimisation and higher tendering costs.

The Group’s share of results of associates and joint ventures for the fiscal year was $75 million (2009: $49 million) reflecting strong contributions from Seaway Heavy Lifting and SapuraAcergy, and a good albeit lower contribution from NKT Flexibles.

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

The Adjusted EBITDA margin from continuing operations for the fiscal year was 23.6% (2009: 22.1%). The Adjusted EBITDA margin from total operations for the fiscal year was 25.2% (2009: 21.7%).

Other losses for the fiscal year were $18 million (2009: gains of $44 million) primarily due to the effects of movements in foreign currency exchange and disposals of property, plant and equipment.

Income before taxes from continuing operations for the fiscal year was $399 million (2009: $361 million) reflecting higher activity levels, particularly in West Africa, strong operational performance across the project portfolio and a strong contribution from associates and joint ventures, partially offset by lower utilisation and ongoing margin pressure due to prevailing market conditions in the North Sea.

Taxation for the fiscal year was $131 million (2009: $103 million) reflecting an effective tax rate for the fiscal year of 33% (2009: 28%) as a result of the current geographical portfolio mix. The effective tax rate for the fiscal year 2009 was impacted by a net provision release relating to the resolution of a number of ongoing audits.

Income from continuing operations for the fiscal year was $268 million (2009: $259 million). Net income from total operations for the fiscal year was $313 million (2009: $266 million).

Operating Review

Fourth Quarter 2010

Territory 1:

Acergy Northern Europe and Canada – Revenue from continuing operations for the fourth quarter was $190.5 million (Q4 2009: $163.5 million) reflecting good operational progress on a number of projects including BP Skarv, Deep Panuke, Taurt & Ha’py, the Statoil Frame Agreement and DONG Trym, which completed offshore operations. Net operating income from continuing operations for the quarter was $63.5 million (Q4 2009: $36.3 million) due to higher activity levels and strong operational performance across the project portfolio in this segment, despite ongoing margin pressure due to prevailing market conditions. Commercial negotiations of claims on the Marathon Volund Project were successfully completed during the quarter allowing disputed revenues from the project to be recognised, although the related expenses had previously been recognised and reported.

Acergy Asia and Middle East – Revenue from continuing operations for the fourth quarter was $6.4 million (Q4 2009: $62.0 million) reflecting anticipated lower activity levels due to the completion of projects which were in their offshore phases in the fourth quarter of 2009, partially offset by offshore activity on the Al Sheehan Project. Net operating income from continuing operations was $1.6 million (Q4 2009: $10.4 million) due to the offshore activity of projects in the prior period, partially offset by a strong contribution from the SapuraAcergy joint venture, reflecting good progress on the Gumusut Project.

Territory 2:

Acergy Africa and Mediterranean – Revenue from continuing operations for the fourth quarter was $441.6 million (Q4 2009: $320.1 million) reflecting good progress on a number of projects, including PazFlor, EGP3B, Angola LNG, Block 17/18, Oso Re and a strong contribution from Sonamet. Net operating income from continuing operations for the quarter was $90.5 million (Q4 2009: $65.4 million) reflecting good project performance across the project portfolio, including PazFlor, which commenced offshore operations during the quarter, Angola LNG, EGP3B, Block 17/18 and Sonamet and the completion of offshore operations on the Block 15 and EPC4 Projects during the quarter.

Acergy North America and Mexico – Revenue from continuing operations for the fourth quarter was $22.8 million (Q4 2009: $11.0 million) reflecting good progress on the MEGI project, offshore Equatorial Guinea. Net operating income from continuing operations for the quarter was $8.9 million (Q4 2009: $9.2 million) reflecting completion of the MEGI Project. Net operating income in the fourth quarter 2009 reflected completion of the cross-regional Frade Project and the Perdido and Hess Conger Projects.

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

Acergy South America – Revenue from continuing operations for the fourth quarter was $53.3 million (Q4 2009: $63.5 million) reflecting revenue from the four vessels on long-term service agreements to Petrobras. Net operating income from continuing operations for the quarter was $3.8 million (Q4 2009: $13.2 million) reflecting full utilisation on Polar Queen and Pertinacia, lower utilisation of Acergy Condor and Acergy Harrier, due to dry-dock and reflecting the completion of the cross-regional Frade Project during the fourth quarter of 2009.

Acergy Corporate:

Revenue from continuing operations for the fourth quarter was $2.6 million (Q4 2009: $1.8 million). Net operating loss from continuing operations for the quarter was $15.4 million (Q4 2009: net operating loss of $21.0 million) reflecting a positive, albeit lower, contribution from the joint ventures; comprising a good contribution from NKT Flexibles and a small loss from SHL as Stanislav Yudin was in dry-dock following completion of the Greater Gabbard Project in the previous quarter. This positive contribution was partially offset by an increase in professional fees related to the Combination with Subsea 7 Inc. and ongoing legal restructuring and organisational optimisation.

Fiscal Year 2010

Territory 1:

Acergy Northern Europe and Canada – Revenue from continuing operations for the fiscal year was $568.1 million (2009: $648.8 million) reflecting lower activity levels due to the ongoing challenging market environment, partly offset by good operational performance across the project portfolio including BP Skarv, Deep Panuke, the DSVi Frame Agreement and DONG Trym. Net operating income from continuing operations for the fiscal year was $83.6 million (2009: $67.4 million) reflecting strong operational performance, good activity levels and vessel utilisation, despite ongoing margin pressure due to prevailing market conditions. Commercial negotiations of claims on the Marathon Volund Project were successfully completed, allowing disputed revenue from the project to be recognised, although the related expenses had previously been recognised. Net operating income in 2009 reflected the operating expenses incurred on the Marathon Volund Project which were subject to commercial negotiations.

Acergy Asia and Middle East – Revenue from continuing operations for the fiscal year was $179.8 million (2009: $206.0 million) reflecting anticipated lower activity levels and fewer projects in their offshore phases compared to the prior period, partially offset by the strong operational performance of the Pluto and Pyrenees Projects. Net operating income from continuing operations for the fiscal year was $83.5 million (2009: $37.8 million) reflecting the strong operational performance of the Pluto and Pyrenees Projects which completed during the year and a strong contribution from the SapuraAcergy joint venture, reflecting good progress on the Gumusut Project and the completion of the Iwaki Project.

Territory 2:

Acergy Africa and Mediterranean – Revenue from continuing operations for the fiscal year was $1,361.4 million (2009: $999.7 million). The increase is primarily due to higher Conventional activity, which offset a decrease in SURF revenue. Conventional activity was mainly represented by the Angola LNG, EPC4A, Block 17/18 and EGP3B Projects progressing well. The decrease in SURF revenue reflected lower SURF activity levels resulting from the delay in the award of new contracts, however, two major SURF projects performed strongly; PazFlor, which achieved good progress and commenced offshore operations and Block 15, which was completed during the year. Sonamet delivered another strong contribution. Net operating income from continuing operations for the fiscal year was $307.7 million (2009: $171.3 million) reflecting strong project performance across the project portfolio, including PazFlor, which commenced offshore operations during the fourth quarter, Angola LNG, EGP3B, Block 17/18, and Block 15 and EPC4A which completed operations during the year. Sonamet delivered another strong performance.

Acergy North America and Mexico – Revenue from continuing operations for the fiscal year was $34.6 million (2009: $57.8 million) reflecting lower activity levels, partially offset by the contribution from the MEGI project, offshore Equatorial Guinea. Net operating loss from continuing operations for the fiscal year was $0.4 million (2009: net operating income of $26.0 million) reflecting the lower activity levels partially offset by good progress and the completion of the MEGI Project. In 2009, net operating income reflected the completion of the cross-regional Frade Project and the Perdido and Hess Conger Projects.

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

Acergy South America – Revenue from continuing operations for the fiscal year was $214.3 million (2009: $288.8 million) reflecting lower activity on major SURF projects, partially offset by good performance from the vessels on long-term service agreements to Petrobras, including Polar Queen, which commenced operations in 2010. Net operating income from continuing operations for the fiscal year was $8.4 million (2009: $37.5 million) This result reflects the completion of offshore operations on the Frade SURF Project during 2009, partially offset by good performance on Polar Queen, Pertinacia and Acergy Harrier, and lower utilisation of Acergy Condor, due to planned dry-dock.

Acergy Corporate:

Revenue from continuing operations for the fiscal year was $10.8 million (2009: $7.7 million). Net operating loss from continuing operations for the fiscal year was $46.7 million (2009: net operating income of $2.7 million) reflecting an increase in professional fees arising from the combination with Subsea 7 Inc. and ongoing legal restructuring and organisational optimisation, partially offset by a strong contribution from SHL following completion of the Greater Gabbard Project and a positive, albeit lower, contribution from NKT Flexibles.

Discontinued Operations:

Net income from discontinued operations for the fourth quarter was $29.6 million (Q4 2009: $2.4 million) arising from the positive contribution from the Mexilhao Trunkline Project, which completed operations in the quarter. All outstanding claims were resolved during the quarter.

Net income from discontinued operations for the fiscal year was $44.6 million (2009: $7.2 million) arising from the positive contribution from the Mexilhao Trunkline Project.

Asset Development

The Sonamet investment remained fully consolidated as at November 30, 2010 although it continues to be classified as ‘Assets held for sale’. After the completion of the sale and transfer of shares the business will be deconsolidated from the Group’s financials and its future results will be reported as ‘Share of results of associates and joint ventures’.

2010 was a year of significant fleet development. During the first quarter of fiscal year 2010, the Group acquired Borealis, a versatile deepwater ship for operations in challenging and harsh environments worldwide. Final completion and operational delivery of the ship is scheduled for the first half of 2012. Total costs, upon delivery, are expected to be approximately $500 million, funded entirely from the Group’s existing cash resources.

During the third quarter of fiscal year 2010, the Group acquired Antares, a new shallow water barge for Conventional activity, including pipelay and hook-up projects in West Africa, which commenced operations in Nigeria during the fourth quarter. The Group also acquired Polar Queen, a flexible pipelay and subsea construction ship which joined the fleet in 2006 on long-term charter, and which is currently on a long-term service agreement with Petrobras in Brazil. During the fourth quarter of fiscal year 2010, the Group acquired Pertinacia, a flexible pipelay ship which joined the fleet in 2007 on long-term charter, and which is currently on a long-term service agreement with Petrobras in Brazil. Total costs were approximately $190 million, funded from the Group’s existing cash resources

During the second half of fiscal year 2010, the Group also completed major dry-docks on Acergy Condor and Acergy Harrier, prior to their commencement of new contracts in Brazil.

The Group expects to take delivery of two new vessels during the first half of 2011: Seven Havila, the newbuild diving support vessel, which has just been awarded the prestigious Support Vessel of the Year 2011 award and Oleg Strashnov a second heavy lifting vessel for the SHL joint venture.

Financing

On August 10, 2010 the Group entered into a new $1 billion revolving credit and guarantee facility. The new facility is available for general corporate purposes and operations of the Group, including the financing of vessels. The new $1 billion revolving credit and guarantee facility replaced the Group’s $400 million multicurrency revolving credit and guarantee facility agreement and the $200 million multicurrency guarantee facility agreement.

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

Backlog

Backlog for continuing operations as at November 30, 2010 was approximately $3.6 billion, of which approximately $1.9 billion is expected to be executed in fiscal period 2011. This figure does not include backlog related to associates and joint ventures.

In $ millions as at:	Nov.30.10	Aug.31.10	Nov.30.09
Backlog (1)	3,552	3,496	2,848
Pre-backlog (2)	255	214	249

(1)	Backlog excludes amounts related to discontinued operations as of Nov.30.10: $nil, Aug.31.10: $14 million, Nov.30.09: $43 million
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

CONDENSED CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended		Twelve Months Ended
	Nov.30.10	Nov.30.09	Nov.30.10	Nov.30.09
	Unaudited	Unaudited	Audited	Audited

Revenue from continuing operations	717.2	621.9	2,369.0	2,208.8
Operating expenses	(485.4)	(455.2)	(1,701.0)	(1,683.8)

Gross profit	231.8	166.7	668.0	525.0

Administrative expenses	(93.2)	(66.7)	(306.7)	(231.3)
Net other operating loss	(0.8)	—	—	—
Share of results of associates and joint ventures	15.1	13.5	74.8	49.0

Net operating income from continuing operations	152.9	113.5	436.1	342.7

Investment income from bank deposits	2.6	1.6	9.8	6.4
Other (losses)/gains	(5.6)	12.5	(18.0)	43.6
Finance costs	(10.7)	(8.5)	(28.7)	(31.4)

Income before taxes from continuing operations	139.2	119.1	399.2	361.3

Taxation	(45.1)	(40.4)	(130.8)	(102.8)

Income from continuing operations	94.1	78.7	268.4	258.5
Net income from discontinued operations	29.6	2.4	44.6	7.2

Net income	123.7	81.1	313.0	265.7

Net income attributable to:
Equity holders of parent	113.6	76.3	265.4	245.0
Non-controlling interests	10.1	4.8	47.6	20.7

Net income	123.7	81.1	313.0	265.7

PER SHARE DATA
Earnings per share ($)
Basic
Continuing operations	0.46	0.40	1.20	1.30
Discontinued operations	0.16	0.02	0.24	0.04

Net earnings	0.62	0.42	1.45	1.34

Diluted
Continuing operations	0.42	0.39	1.16	1.29
Discontinued operations	0.14	0.01	0.22	0.04

Net earnings	0.57	0.40	1.38	1.33

Weighted average number of Common Shares
And Common Share equivalents outstanding (m)
Basic	183.7	183.1	183.5	183.0
Diluted	207.0	206.2	206.7	183.8

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	148.3	34.9	503.9	171.8
Depreciation and amortisation	33.3	35.2	119.4	131.0
(Reversal of impairment)/impairment	(7.0)	14.6	3.8	14.6

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In $ millions)

	Three Months Ended		Twelve Months Ended
	Nov.30.10	Nov.30.09	Nov.30.10	Nov.30.09
	Unaudited	Unaudited	Audited	Audited

Net income	123.7	81.1	313.0	265.7

Foreign currency translation	13.0	18.0	(69.4)	40.5
Cash flow hedges:
Gains/(losses) on cash flow hedges	22.0	13.1	(40.8)	16.4
Transferred to income statement on cash flow hedges	5.2	(2.5)	16.7	9.7
Transferred to the initial carrying amount of hedged items on cash flow hedges	(0.2)	0.2	(0.2)	0.2
Share of other comprehensive income/(loss) of associates and joint ventures	5.4	(5.9)	(5.1)	(1.7)
Actuarial losses on defined benefit pension schemes	(7.2)	(2.8)	(7.2)	(2.8)
Tax relating to components of other comprehensive income	13.8	(4.9)	5.6	8.1

Other comprehensive income/(loss) – net of tax	52.0	15.2	(100.4)	70.4

Total comprehensive income	175.7	96.3	212.6	336.1

Total comprehensive income attributable to:
Equity holders of parent	165.3	90.9	167.0	313.7
Non-controlling interests	10.4	5.4	45.6	22.4

Total comprehensive income	175.7	96.3	212.6	336.1

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ millions)

	As at Nov.30.10(1)	As at Nov.30.09(1)
	Audited	Audited
ASSETS
Non-current assets
Intangible assets	6.1	9.4
Property, plant and equipment	1,278.8	821.8
Interest in associates and joint ventures	215.1	190.3
Advances, receivables and other non-current assets	63.4	49.3
Deferred tax assets	22.8	19.3

Total non-current assets	1,586.2	1,090.1

Current assets
Inventories	24.1	22.4
Trade and other receivables	382.0	297.9
Other current assets	15.1	38.7
Assets held for sale	255.5	263.6
Other accrued income and prepaid expenses	242.3	212.8
Cash and cash equivalents(2)	484.3	907.6

Total current assets	1,403.3	1,743.0

Total assets	2,989.5	2,833.1

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	389.9	389.9
Own shares	(209.2)	(222.6)
Paid in surplus	508.8	503.9
Equity reserves	110.7	110.7
Translation reserves	(80.2)	(12.0)
Other reserves	(90.3)	(60.1)
Retained earnings	572.8	358.2

Equity attributable to equity holders of the parent	1,202.5	1,068.0
Non-controlling interests	56.8	31.2

Total equity	1,259.3	1,099.2

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	435.3	415.8
Retirement benefit obligation	28.8	27.2
Deferred tax liabilities	44.1	49.9
Other non-current liabilities	31.5	19.8

Total non-current liabilities	539.7	512.7

Current liabilities
Trade and other liabilities	673.3	624.1
Current tax liabilities	109.9	97.9
Liabilities directly associated with assets classified as held for sale	134.5	174.9
Other current liabilities	55.0	44.5
Deferred revenue	217.8	279.8

Total current liabilities	1,190.5	1,221.2

Total liabilities	1,730.2	1,733.9

Total equity and liabilities	2,989.5	2,833.1

(1)	These figures have been extracted from the Audited Consolidated Financial Statements for 2010 and 2009.
(2)	As at Nov.30.10 cash balances of $484.3 million excludes $63.7 million relating to Sonamet which as at this date is classified as ‘assets held for sale’.

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In $ millions)

Audited	Issued share capital	Own Shares	Paid in surplus	Equity reserves	Translation reserves	Other reserves	Retained earnings / (accumulated deficit)	Total	Non- controlling interests	Total equity
Balance at November 30, 2008	389.9	(229.4)	498.7	110.7	(70.4)	(70.4)	158.6	787.7	13.7	801.4
Comprehensive income
Net income	—	—	—	—	—	—	245.0	245.0	20.7	265.7
Foreign currency translation	—	—	—	—	38.8	—	—	38.8	1.7	40.5
Cash flow hedges	—	—	—	—	–	26.3	—	26.3	—	26.3
Share of other comprehensive loss of associates and joint ventures	—	—	—	—	—	(1.7)	—	(1.7)	—	(1.7)
Actuarial losses on defined benefit pension schemes	—	—	—	—	—	(2.8)	—	(2.8)	—	(2.8)
Tax relating to components of other comprehensive income	—	—	—	—	19.6	(11.5)	—	8.1	—	8.1

Total comprehensive income	—	—	—	—	58.4	10.3	245.0	313.7	22.4	336.1

Transactions with owners
Share based compensation	—	—	3.9	—	—	—	—	3.9	—	3.9
Tax effects	—	—	1.3	—	—	—	—	1.3	—	1.3
Shares reissued	—	6.8	—	—	—	—	—	6.8	—	6.8
Dividends declared and paid	—	—	—	—	—	—	(40.2)	(40.2)	(4.9)	(45.1)
Loss on reissuance of own shares	—	—	—	—	—	—	(5.2)	(5.2)	—	(5.2)

Total transactions with owners	—	6.8	5.2	—	—	—	(45.4)	(33.4)	(4.9)	(38.3)

Balance at November 30, 2009	389.9	(222.6)	503.9	110.7	(12.0)	(60.1)	358.2	1,068.0	31.2	1,099.2

Comprehensive income
Net income	—	—	—	—	—	—	265.4	265.4	47.6	313.0
Foreign currency translation	—	—	—	—	(67.4)	—	—	(67.4)	(2.0)	(69.4)
Cash flow hedges	—	—	—	—	—	(24.3)	—	(24.3)	—	(24.3)
Share of other comprehensive loss of associates and joint ventures	—	—	—	—	—	(5.1)	—	(5.1)	—	(5.1)
Actuarial losses on defined benefit pension schemes	—	—	—	—	—	(7.2)	—	(7.2)	—	(7.2)
Tax relating to components of other comprehensive income	—	—	—	—	(0.8)	6.4	—	5.6	—	5.6

Total comprehensive (loss)/income	—	—	—	—	(68.2)	(30.2)	265.4	167.0	45.6	212.6

Transactions with owners
Share based compensation	—	—	4.4	—	—	—	—	4.4	—	4.4
Tax effects	—	—	0.5	—	—	—	—	0.5	—	0.5
Shares reissued	—	13.4	—	—	—	—	—	13.4	—	13.4
Dividends declared and paid	—	—	—	—	—	—	(42.2)	(42.2)	(20.0)	(62.2)
Loss on reissuance of own shares	—	—	—	—	—	—	(8.6)	(8.6)	—	(8.6)

Total transactions with owners	—	13.4	4.9	—	—	—	(50.8)	(32.5)	(20.0)	(52.5)

Balance at November 30, 2010	389.9	(209.2)	508.8	110.7	(80.2)	(90.3)	572.8	1,202.5	56.8	1,259.3

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(In $ millions)

	Year Ended	Year Ended
	Nov.30.10	Nov.30.09
	Audited	Audited
Net cash generated from operating activities	140.0	546.1

Cash flows from investing activities:
Proceeds from sale of property, plant & equipment	0.3	73.6
Purchase of property, plant & equipment	(503.9)	(171.8)
Proceeds from sale of assets held for sale	2.2	—
Purchases of intangible assets	(6.2)	(4.6)
Dividends from joint ventures	28.3	28.0
Investment in associates & joint ventures	(14.0)	(20.6)
Advances to joint ventures	—	(5.0)

Net cash used in investing activities	(493.3)	(100.4)

Cash flows from financing activities:
Interest paid	(15.8)	(11.3)
Proceeds from borrowings	6.1	2.8
Issuance costs of new borrowings	(10.0)	—
Repayment of borrowings	(7.2)	—
Proceeds from issuance of ordinary shares	4.6	1.6
Dividends paid to equity shareholders of the parent	(42.2)	(40.2)
Dividends paid to non-controlling interest	(20.0)	(4.9)

Net cash used in financing activities	(84.5)	(52.0)

Net (decrease)/increase in cash and cash equivalents	(437.8)	393.7

Cash and cash equivalents at beginning of year	907.6	573.0
Effect of exchange rates on cash and cash equivalents	(25.4)	44.5
Closing cash balances classified as assets held for sale	(63.7)	(103.6)
Opening cash balances classified as assets held for sale	103.6	—

Cash and cash equivalents at end of year	484.3	907.6

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of preparation

The condensed consolidated financial statements for the period from December 1, 2009 to November 30, 2010 have been prepared on the historical cost basis except for the revaluation of certain financial instruments.

2.	Accounting policies

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with the annual financial statements for the year ended November 30, 2009, as described in those annual financial statements. In addition the following new standards, amendments to standards and interpretations have been adopted from December 1, 2009:

The Group has adopted the following new International Financial Reporting Standards and interpretations as of December 1, 2009.

IAS 1 Presentation of Financial Statements (revised 2007)

The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in the new statement of comprehensive income. The Group has elected to present a separate statement of comprehensive income.

IFRS 3 Business Combinations (revised 2008) and IAS 27 Consolidated and Separate Financial Statements (revised 2008)

IFRS 3 (revised 2008) introduces significant changes in the accounting for business combinations occurring after this date. Changes affect the valuation of non-controlling interests (previously “minority interests”), the accounting for transaction costs, the initial recognition and subsequent measurement of contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognised, the reported results in the period when an acquisition occurs and future reported results. IAS 27 (revised 2008) requires that a change in the ownership interest of a subsidiary (without a change in control) is to be accounted for as a transaction with owners in their capacity as owners. Therefore such transactions will no longer give rise to goodwill, nor will they give rise to a gain or loss in the statement of comprehensive income. Furthermore the revised standard changes the accounting for losses incurred by a partially owned subsidiary as well as the loss of control of a subsidiary. The changes in IFRS 3 (revised 2008) and IAS 27 (revised 2008) will affect future acquisitions, changes in, and loss of control of, subsidiaries and transactions with non-controlling interests.

The change in accounting policy was applied prospectively and has not materially impacted the group for the three and twelve month periods ending November 30, 2010. The adoption of the following standards, amendments to standards and interpretation had no impact on the reported income or net assets of the Group for the three and twelve month periods ending November 30, 2010.

Date applicable to the Group
Improvements to IFRS – 2009	Various
IAS 23 – Borrowing Costs (Revised)	December 1, 2009
IAS 27 – Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (Amendments)	December 1, 2009
IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement — Embedded Derivatives (Amendments)	December 1, 2009
IFRS 2 – Share-based Payment – Vesting Conditions and Cancellations (Amendments)	December 1, 2009

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.	Segmental Information

Three months ended November 30, 2010 Unaudited (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM

Revenue	190.5	6.4	441.6	22.8	53.3	2.6	717.2
Net operating income/(loss)	63.5	1.6	90.5	8.9	3.8	(15.4)	152.9
Investment income							2.6
Other losses							(5.6)
Finance costs							(10.7)

Net income before taxation from continuing operations							139.2

Three months ended November 30, 2009 Unaudited (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM

Revenue	163.5	62.0	320.1	11.0	63.5	1.8	621.9
Net operating income/(loss)	36.3	10.4	65.4	9.2	13.2	(21.0)	113.5
Investment income							1.6
Other gains							12.5
Finance costs							(8.5)

Net income before taxation from continuing operations							119.1

Twelve months ended November 30, 2010 Audited (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM

Revenue	568.1	179.8	1,361.4	34.6	214.3	10.8	2,369.0
Net operating income/(loss)	83.6	83.5	307.7	(0.4)	8.4	(46.7)	436.1
Investment income							9.8
Other losses							(18.0)
Finance costs							(28.7)

Net income before taxation from continuing operations							399.2

Twelve months ended November 30, 2009 Audited (In $ millions)	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM

Revenue	648.8	206.0	999.7	57.8	288.8	7.7	2,208.8
Net operating income	67.4	37.8	171.3	26.0	37.5	2.7	342.7
Investment income							6.4
Other gains							43.6
Finance costs							(31.4)

Net income before taxation from continuing operations							361.3

For management and reporting purposes, the Group was organised into two territories, which were then organised into five geographical regions or divisions which were representative of its principal activities. In addition, there is the corporate segment (Corporate) which includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not attributed to any one segment; management of offshore personnel; captive insurance activities; and management and corporate services provided for the benefit of the whole Group, including design engineering, finance and legal departments.

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.	Earnings per share

	Three Months Ended		Twelve Months Ended
(In $ millions, except share and per share data)	Nov.30.10	Nov.30.09	Nov.30.10	Nov.30.09
	Unaudited	Unaudited	Audited	Audited

Net income attributable to equity holders	113.6	76.3	265.4	245.0
Income from discontinued operations	(29.6)	(2.4)	(44.6)	(7.2)

Net Income from continuing operations	84.0	73.9	220.8	237.8
Interest expense on convertible note	3.9	7.4	19.0	29.5

Adjusted net income from continuing operations including convertible note	87.9	81.3	239.8	267.3

Weighted-average number of common shares:
Basic number of shares	183,704,785	183,118,916	183,500,710	182,956,010

Diluted number of shares	184,641,278	184,146,680	184,521,530	183,791,160
Convertible note dilutive effect	22,351,363	22,016,733	22,184,506	22,016,733

Total diluted number of shares	206,992,641	206,163,413	206,706,036	205,807,893

BASIC
Continuing operations	$0.46	$0.40	$1.20	$1.30
Discontinued operations	$0.16	$0.02	$0.24	$0.04

Net Earnings	$0.62	$0.42	$1.45	$1.34

DILUTED excluding convertible note
Continuing operations	$0.46	$0.40	$1.20	$1.29
Discontinued operations	$0.16	$0.01	$0.24	$0.04

Net Earnings	$0.62	$0.41	$1.44	$1.33

DILUTED including convertible note
Continuing operations	$0.42	$0.39	$1.16	$1.30
Discontinued operations	$0.14	$0.01	$0.22	$0.04

Net Earnings	$0.57	$0.40	$1.38	$1.34

For the three months ended November 30, 2010 the effect of inclusion of the Convertible note is to decrease the diluted EPS from $0.62 to $0.57 (Q4 2009: $0.41 to $0.40). This is said to be dilutive and is therefore included in the calculation.

For the twelve months ended November 30, 2010 the effect of inclusion of the Convertible note would be to decrease the diluted EPS from $1.44 to $1.38 (2009: anti-dilutive increase from $1.33 to $1.34). This is said to be dilutive and is therefore included in the calculation.

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.	Adjusted EBITDA and Adjusted EBITDA margin

The Group calculates adjusted earnings before interest, income taxation, depreciation and amortisation (‘Adjusted EBITDA’) from continuing operations as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment and intangibles. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Adjusted EBITDA for discontinued operations is calculated as per the methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.

Adjusted EBITDA is a non-IFRS measure that represents EBITDA before additional specific items that are considered to hinder comparison of the Group’s performance either year-on-year or with other businesses. The additional specific items excluded from Adjusted EBITDA are other gains and losses and impairment of property, plant and equipment and intangibles. These items are excluded from Adjusted EBITDA because they are individually or collectively material items that are not considered representative of the performance of the businesses during the periods presented. Other gains and losses principally relate to disposals of property, plant and equipment and net foreign exchange gains or losses. Impairments of property, plant and equipment represent the excess of the assets’ carrying amount that is expected to be recovered from their use in the future.

The Adjusted EBITDA measures and Adjusted EBITDA margins have not been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) nor as adopted for use in the European Union (‘EU’). These measures exclude items that can have a significant effect on the Group’s profit or loss and therefore should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group’s liquidity.

Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of the operational strength and the performance of the business. These non-IFRS measures provide management with a meaningful comparison amongst its various regions, as they eliminate the effects of financing and depreciation. Management believes that the presentation of Adjusted EBITDA from continuing operations is also useful as it is similar to measures used by companies within Subsea 7’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Subsea 7’s industry. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare performance to its competitors and is widely used by shareholders and analysts following the Group’s performance. Notwithstanding the foregoing, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies.

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.	Adjusted EBITDA and Adjusted EBITDA margin (Continued)

	Three Months Ended			Three Months Ended
	Nov 30.10	Nov 30.10	Nov 30.10	Nov 30.09	Nov 30.09	Nov 30.09
(In $ millions, except percentages)	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net operating income	152.9	38.9	191.8	113.5	4.6	118.1
Depreciation and amortisation	33.3	—	33.3	35.2	0.1	35.3
(Reversal of impairments)/Impairments	(7.0)	—	(7.0)	14.6	1.0	15.6

Adjusted EBITDA	179.2	38.9	218.1	163.3	5.7	169.0
Revenue	717.2	37.9	755.1	621.9	29.5	651.4

Adjusted EBITDA %	25.0%	102.6%	28.9%	26.3%	19.3%	25.9%

	Twelve Months Ended			Twelve Months Ended
	Nov 30.10	Nov 30.10	Nov 30.10	Nov 30.09	Nov 30.09	Nov 30.09
(In $ millions, except percentages)	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net operating income	436.1	59.7	495.8	342.7	15.5	358.2
Depreciation and amortisation	119.4	—	119.4	131.0	0.1	131.1
Impairments	3.8	—	3.8	14.6	1.0	15.6

Adjusted EBITDA	559.3	59.7	619.0	488.3	16.6	504.9
Revenue	2,369.0	83.4	2,452.4	2,208.8	114.8	2,323.6

Adjusted EBITDA %	23.6%	71.6%	25.2%	22.1%	14.5%	21.7%

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.	Adjusted EBITDA and Adjusted EBITDA margin (Continued)

	Three Months Ended			Three Months Ended
	Nov 30.10	Nov 30.10	Nov 30.10	Nov 30.09	Nov 30.09	Nov 30.09
(In $ millions, except percentages)	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net income	94.1	29.6	123.7	78.7	2.4	81.1
Depreciation and amortisation	33.3	—	33.3	35.2	0.1	35.3
(Reversal of impairments)/Impairments	(7.0)	—	(7.0)	14.6	1.0	15.6
Investment income	(2.6)	—	(2.6)	(1.6)	—	(1.6)
Other gains and losses	5.6	—	5.6	(12.5)	(0.6)	(13.1)
Finance costs	10.7	—	10.7	8.5	—	8.5
Taxation	45.1	9.3	54.4	40.4	2.8	43.2

Adjusted EBITDA	179.2	38.9	218.1	163.3	5.7	169.0
Revenue	717.2	37.9	755.1	621.9	29.5	651.4

Adjusted EBITDA %	25.0%	102.6%	28.9%	26.3%	19.3%	25.9%

	Twelve Months Ended			Twelve Months Ended
	Nov 30.10	Nov 30.10	Nov 30.10	Nov 30.09	Nov 30.09	Nov 30.09
(In $ millions, except percentages)	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net income	268.4	44.6	313.0	258.5	7.2	265.7
Depreciation and amortisation	119.4	—	119.4	131.0	0.1	131.1
Impairments	3.8	—	3.8	14.6	1.0	15.6
Investment income	(9.8)	—	(9.8)	(6.4)	—	(6.4)
Other gains and losses	18.0	0.2	18.2	(43.6)	1.6	(42.0)
Finance costs	28.7	—	28.7	31.4	—	31.4
Taxation	130.8	14.9	145.7	102.8	6.7	109.5

Adjusted EBITDA	559.3	59.7	619.0	488.3	16.6	504.9
Revenue	2,369.0	83.4	2,452.4	2,208.8	114.8	2,323.6

Adjusted EBITDA %	23.6%	71.6%	25.2%	22.1%	14.5%	21.7%

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.	Dividends

In light of the development of the combined business and the Group’s investment opportunities the Board has proposed not to pay a dividend for the 2010 fiscal year. The Board is reviewing methods of balancing the optimal use of cash in light of the opportunities available.

A dividend of $0.23 per share was paid in June 2010 in association with the 2009 fiscal year with a total cost of $42.2 million.

7.	Cash flow from operating activities

(In $ millions)	Year Ended Nov.30.10 Audited	Year Ended Nov.30.09 Audited
Cash flows from operating activities:
Net income	313.0	265.7
Adjustments for:
Depreciation of property, plant and equipment	116.2	124.6
Net (reversal of impairment)/impairment of property, plant and equipment	(1.3)	12.8
Amortisation of intangible assets	1.6	2.0
Net impairment of intangible assets	5.1	2.8
Share in net income of associates and joint ventures	(74.8)	(49.0)
Mobilisation costs	1.6	4.5
Share based payments and retirement obligations	9.5	5.2
Finance costs	28.7	29.5
Inventories (written off)/written back	(0.5)	0.3
Taxation	145.7	109.5
Losses/(gains) on disposal of property, plant and equipment	—	1.1
Foreign exchange (gain)/loss	(82.1)	28.6

	462.7	537.6

Changes in operating assets and liabilities, net of acquisitions:
(Increase)/decrease in inventories	(1.6)	2.4
(Increase)/decrease in trade and other receivables	(120.6)	94.8
Increase in accrued salaries and benefits	11.3	10.5
Decrease in trade and other liabilities	(56.2)	(53.3)
Net realised mark-to-market hedging transactions	(18.2)	14.0

	(185.3)	68.4

Income taxes paid	(137.4)	(59.9)

Net cash generated from operating activities	140.0	546.1

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

8.	Contingent liabilities

During 2009, Acergy’s Brazilian business was audited and formally assessed for ICMS tax (import duty) by the Brazilian tax authorities (Secretaria Fazenda Estado Rio de Janeiro). The amount assessed including penalties and interest amounted to BRL 136.0 million ($79.2 million) as at November 30, 2010. The Group has challenged this assessment and will revert to the courts if necessary. No provision has been made for any payment as the Group does not believe that likelihood of payment is probable.

In the course of business, the Group becomes involved in contract disputes from time-to-time due to the nature of activities as a contracting business involved in several long-term projects at any given time. The Group makes provisions to cover the expected risk of loss to the extent that negative outcomes are probable and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability anticipated.

Furthermore, the Group is involved in legal proceedings from time to time incidental to the ordinary conduct of our business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require the Group to make additional expenditures in excess of reserves that it may establish. In the ordinary course of business, various claims, suits and complaints have been filed against the Group in addition to the one specifically referred to above. Although the final resolution of any such other matters could have a material effect on operating results for a particular reporting period, the Group believes that they should not materially affect its consolidated financial position.

9.	Post Balance Sheet Events

Following shareholder approval of the proposed Articles of Incorporation at the Combination Extraordinary General Meeting on November 9, 2010, the fiscal period which started on December 1, 2010 will end on December 31, 2011. Thereafter, future fiscal years will commence on January 1 and end on December 31.

At an Extraordinary General Meeting of Shareholders held on December 20, 2010, Mr. Robert Long was appointed as an Independent Director of Subsea 7 S.A., effective upon completion of the combination. Mr. Long’s appointment became effective on January 7, 2011.

On December 21, 2010 the UK Office of Fair Trading (OFT) announced that it was considering undertakings from Acergy S.A. and Subsea 7 Inc. in lieu of referring the proposed merger to the UK Competition Commission. This followed the submission of a notification to the OFT regarding the proposed merger on September 23, 2010. The undertakings under consideration are: the divestiture of one rigid pipelay vessel: Acergy Falcon, and potentially one diving vessel. The OFT’s announcement followed prior unconditional clearances received from the relevant authorities in the US, Norway and Australia. Competition clearance is still being sought in Brazil.

The Luxembourg tax law which provided for a special tax regime for 1929 Holding Companies expired on December 31, 2010. As of January 1, 2011, the 1929 regime ceased to exist and Subsea 7 S.A. became an ordinary taxable Luxembourg company.

The Combination between Acergy S.A. and Subsea 7 Inc. was completed on January 7, 2011 after closing of the Oslo Børs. Subsea 7 S.A issued 156,839,759 new shares to the Subsea 7 Inc. shareholders in consideration for the repurchase and cancellation of all Subsea 7 Inc. shares, at which point, the shares of Subsea 7 Inc. were delisted. The fair value of the newly issued shares was $25.19 per share, resulting in an aggregate consideration of $3.95 billion. Upon completion, Acergy S.A. was renamed Subsea 7 S.A. and the restated Articles of Incorporation approved by Acergy S.A.’s shareholders on November 9, 2010 and the appointment of the Board of Directors became effective. The first day of trading in the shares of the newly combined Group, Subsea 7 S.A. was January 10, 2011.

SUBSEA 7 S.A. AND SUBSIDIARIES

(FORMERLY ACERGY S.A. AND SUBSIDIARIES)

12.	Post Balance Sheet Events (Continued)

On January 19, 2011 the Group announced the launch of its offshore renewables division and the signing of a Memorandum of Understanding with Scottish and Southern Energy plc (“SSE”) under which Subsea 7 will form an alliance with SSE, Siemens plc, Siemens Transmission and Distribution Limited, Burntisland Fabrications Ltd and Atkins. The purpose of this alliance will be to work together in a collaborative arrangement in order to secure substantial reduction in the cost of delivered power from offshore wind farms. The Group will be responsible for marine operations and offshore construction within the alliance.

On February 11, 2011 the Group announced the award of a five year frame agreement contract, plus two 1 year options by Statoil ASA. The contract will cover provision of a dedicated vessel on a full time basis, and associated project management and engineering support, for ROV based inspection, maintenance, and repair (“IMR”) work in the Norwegian Sea and North Sea starting mid 2011. The estimated contract value of this Frame Agreement is approximately $260 million. As a result of this contract award, Subsea 7 has entered into an eight year contract with Eidesvik Offshore ASA for the provision of a new IMR vessel, which is expected to be delivered in the fourth quarter of 2012.

On February 15, 2011 the Group announced its intention to apply for voluntary delisting from the NASDAQ Global Select Market and to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934. The delisting is expected to be effective on March 7, 2011. The Group also intends to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 as soon as it becomes eligible to do so.

On February 16, 2011 a NOK 920m loan agreement with Eksportfinans ASA was executed. This facility utilised the guarantee element of the NOK977.5m facility, and will be used to part finance the Seven Havila which is scheduled for delivery on February 23, 2011.

On February 21 2011 Subsea 7 Inc. cancelled the outstanding commitments under the revolving credit facilities with DnB NOR Bank ASA ($150 million), HSBC Bank plc ($50 million) and Bank of Scotland plc ($50 million). Subsea 7 Inc. has no loan facilities available at the date of this report.

APPENDIX 1

SUBSEA 7 INC. AND SUBSIDIARIES

REPORT FOR THE FOURTH QUARTER AND PRELIMINARY YEAR END RESULTS FOR 2010 - UNAUDITED

Pages 22 – 35 present the consolidated unaudited results for Subsea 7 Inc. for the fourth quarter and preliminary results for year ended 31 December 2010.

PERFORMANCE SUMMARY

Quarter Highlights

•	Announced major contracts with a value in excess of USD 500 million during the quarter
•	Seven Pacific joined fleet in December 2010 and commenced work for BP in Angola

Post-Quarter Highlights

•	Completed Combination with Acergy S.A. (renamed Subsea 7 S.A.) on 7 January 2011

Financial Results

Subsea 7 Inc.’s financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

	Three months ended		Year ended
	31/12/2010	31/12/2009	31/12/2010	31/12/2009
In USD millions	Unaudited	Unaudited	Unaudited	Audited
Revenue	509.2	538.2	2,022.7	2,439.3
Adjusted EBITDA [5]	81.2	130.9	427.5	526.8
Net operating profit	42.6	96.4	291.3	404.0
Profit before tax	43.2	92.0	239.5	412.2
Profit attributable to equity shareholders	31.3	64.5	162.2	288.4

Earnings per share, in USD per share
Basic	0.21	0.44	1.10	1.96
Diluted	0.21	0.42	1.09	1.94

[5]	For further information regarding Adjusted EBITDA, please refer to Note 5 to the Condensed Consolidated Financial Statements for Subsea 7 Inc.

SUBSEA 7 INC. AND SUBSIDIARIES

OPERATIONS

North Sea

During the quarter, the 2010 scopes of BP’s Skarv and Valhall Re-development projects in the Norwegian section of the North Sea were completed.

Procurement, engineering and project management continued on BP’s Andrew and Apache’s Bacchus pipeline bundles, with fabrication of these commencing at the Wick facility during the quarter. These projects are scheduled for offshore installation in 2011.

Project management and engineering commenced on Total’s Laggan Tormore deepwater gas field development, West of Shetland.

Life-of-Field operations continued on Shell, ConocoPhillips, Total and BP frame agreements.

Kommander Subsea was laid up during the quarter.

Africa

BP’s Block 18 Gas Export Line project commenced offshore installation activities at the end of the quarter with the support of Seven Oceans, following successful fabrication of the pipelines at the Luanda spoolbase. Towards the end of the quarter, the newly-commissioned Seven Pacific mobilised for Angola to support this project.

BP’s Block 31 project in Angola continued and offshore installation commenced as planned during the quarter with Seven Seas.

Brazil

The pipelay scope on Petrobras’ P-56 project was completed during the quarter. This scope of work took significantly longer than planned due to pipe coating issues and the effects of unseasonal weather which impacted the speed of pipelay. Post-lay activities are forecast to conclude during the first quarter of 2011.

Onshore fabrication of pipeline in respect of Petrobras’ P-55 project at the Ubu spoolbase was postponed from the fourth quarter 2010 to the second quarter of 2011, due to pipe coating issues. These issues were identified and are currently being addressed.

K3000 and Normand Seven continued to support Petrobras on day-rate operations. Lochnagar completed a four-year contract and immediately commenced a new two-year contract with Petrobras. K3000 and Lochnagar undertook class / maintenance stops during the quarter.

North America

The first phase of Anadarko’s Caesar Tonga project progressed well, with the offshore umbilical scope being completed by Skandi Neptune. The vessel then transited to Norway to commence a scheduled dry-dock.

Asia Pacific

BHP’s Stybarrow project in Australia was successfully completed.

Rockwater 2 was laid up during the quarter.

SUBSEA 7 INC. AND SUBSIDIARIES

INVESTMENTS

Fourth quarter 2010

Subsea 7 Inc. continued to hold 1,094,004 shares in Acergy S.A. At 31 December 2010, these available-for-sale financial assets were fair valued in the balance sheet, giving rise to an increase in their carrying value during the quarter of USD 6.4 million. This increase in the quarter has been reflected directly in shareholders’ equity. Following the completion of the Combination between Subsea 7 Inc. and Acergy S.A. (now renamed Subsea 7 S.A.), these shares were reclassified as treasury shares held by Subsea 7 S.A.

Full year 2010

In addition to the above, other significant investing activities for the year ended 31 December 2010 include the following:

During the first quarter 2010, Subsea 7 Inc. sold 3,488,881 of the shares held in Subsea 7 S.A. (formerly Acergy S.A.) for USD 61.4 million and recognised a gain of USD 4.3 million in respect of these shares. This gain was transferred from equity to the income statement and is included within finance income.

During the first quarter 2010, Subsea 7 Inc. also sold its entire holding of the debt securities in Subsea 7 S.A. (formerly Acergy S.A.) for USD 111.6 million. Over the entire period of ownership, Subsea 7 Inc. realised a profit of USD 7.0 million in respect of these investments.

FINANCING

Fourth quarter 2010

On 29 November 2010, Subsea 7 Inc. exercised its redemption option on the outstanding USD 3.4 million (par value) of the USD 175 million zero coupon Subsea 7 Inc. convertible notes due 2017 (the “2017 Notes”). The notes were redeemed at their accreted principal amount of USD 3.5 million.

Full year 2010

In addition to the above, other significant financing activities for the year ended 31 December 2010 include the following:

In February 2010, Subsea 7 Inc. repurchased USD 11 million (par value) of its USD 300 million 2.8% coupon Subsea 7 Inc. convertible notes due 2011 (the “2011 Notes”) for USD 11.1 million.

In June 2010, the holders of USD 131.1 million (par value) of the USD 175 million zero coupon Subsea 7 Inc. convertible notes due 2017 (the “2017 Notes”) exercised their option to redeem the notes at their accreted principal amount of USD 134.9 million.

In July 2010, Subsea 7 Inc. cancelled its USD 40.5 million (par value) holding of the 2017 Notes.

In August 2010, Subsea 7 Inc. repurchased USD 20 million (par value) of the 2011 Notes for USD 19.9 million, or 99.6% of the par value.

Subsea 7 Inc. now holds USD 71 million (par value) of the 2011 Notes which remain outstanding and have not been cancelled.

SUBSEA 7 INC. AND SUBSIDIARIES

FINANCIALS

Fourth quarter 2010

Revenue for the fourth quarter 2010 was USD 509.2 million compared to USD 538.2 million for the same period in 2009. The decrease in revenue was mainly due to reduced activity levels in Asia Pacific and North America in the fourth quarter 2010 compared to the same period in 2009, offset by an increase in activity in Africa as a result of BP’s Block 18 GEL and Block 31 projects being in their offshore phases.

Net operating profit for the fourth quarter 2010 was USD 42.6 million compared to USD 96.4 million for the same period in 2009. Net operating margins as a percentage of revenue were 8.4% in the fourth quarter 2010 compared to 17.9% in the same period in 2009. This decrease in net operating margins is partly due to overall market conditions and is also impacted by the operational issues on the fabrication of the Petrobras’ P-56 and P-55 projects pipeline during the quarter.

Net financial expense for the fourth quarter 2010 was USD 0.5 million compared to USD 5.6 million for the same period in 2009. One reason for this difference is gains in the fair value of derivative financial instruments of USD 5.5 million during the fourth quarter 2010 compared to losses of USD 2.3 million in the same period in 2009. In addition, there were lower net currency gains of USD 2.5 million for the fourth quarter 2010 compared to USD 8.6 million in the same period in 2009 and, due to the redemption of the 2017 notes, a lower finance expense of USD 10.2 million in the fourth quarter 2010 compared to a finance expense of USD 13.4 million in the same period in 2009.

Taxation expense for the fourth quarter 2010 was USD 12.0 million which equates to an effective rate of 27.9% compared to USD 27.5 million, which equates to an effective rate of 29.9%, for the same period in 2009.

Net profit attributable to equity shareholders for the fourth quarter 2010 was USD 31.3 million, or USD 0.21 per share, compared to USD 64.5 million, or USD 0.44 per share, for the same period in 2009.

Full year 2010

Revenue for the year ended 31 December 2010 was USD 2.02 billion compared to USD 2.44 billion for the same period in 2009. The decrease in revenue was mainly due to reduced activity levels in Brazil during 2010 compared to 2009 during which there were a number of significant projects in their offshore phases, including Shell’s BC-10 development. In addition, there were lower levels of activity in North America and the North Sea during 2010 compared to 2009, offset to some extent by an increase in activity in Asia Pacific and Africa.

Net operating profit for the year ended 31 December 2010 was USD 291.3 million compared to USD 404.0 million for the same period in 2009, representing a decrease in net operating margins as a percentage of revenue for the year ended 31 December from 16.6% in 2009 to 14.4% in 2010. This decrease in net operating margins is partly due to overall market conditions and is also impacted by the fact that there were fewer projects in their offshore phases during 2010 as compared to 2009.

Net financial expense for the year ended 31 December 2010 was USD 53.0 million compared to net financial income of USD 1.5 million for the same period in 2009. The main reason for this difference is net losses in the fair value of derivative financial instruments in 2010 of USD 3.0 million compared to gains of USD 47.8 million in 2009.

Taxation expense for the year ended 31 December 2010 was USD 77.7 million which equates to an effective rate of 32.4% compared to a taxation expense of USD 123.8 million and an effective rate of 30.0% in 2009.

Net profit attributable to equity shareholders for the year ended 31 December 2010 was USD 162.2 million, or USD 1.10 per share, compared to USD 288.4 million, or USD 1.96 per share in 2009.

Cash and cash equivalents at 31 December 2010 were USD 458.9 million compared to USD 487.3 million at 31 December 2009.

Shareholders’ equity at 31 December 2010 totalled USD 1.35 billion compared to USD 1.19 billion at 31 December 2009.

SUBSEA 7 INC. AND SUBSIDIARIES

CAPITAL EXPENDITURE

On 6 December 2010, Seven Pacific, a dynamically positioned pipelay and construction ice-class vessel, designed for deepwater pipelay and offshore construction activities worldwide, mobilised for her first project.

SHARE CAPITAL

During the quarter, 25,000 share options were exercised under Subsea 7 Inc.’s share option plan at a strike price of NOK 29.49 per share. Subsea 7 Inc. had 147,267,380 shares issued and outstanding at 31 December 2010.

BACKLOG

Subsea 7 Inc. was awarded new contracts, including commitments under frame agreements, of an aggregate amount of approximately USD 0.5 billion during the quarter. The worldwide order book of Subsea 7 Inc. at 31 December 2010 was approximately USD 2.8 billion, comprised of approximately USD 1.9 billion of day-rate contracts and USD 0.9 billion of lump-sum contracts.

MAJOR NEW CONTRACT AWARDS SINCE 1 OCTOBER 2010

In October 2010, Subsea 7 Inc. announced the award of a major engineering, procurement, installation and commissioning (EPIC) contract by Total E&P UK Limited for the Laggan Tormore deepwater gas field development, West of Shetland in the North Sea. The contract, which was signed on 30 September 2010, is valued in excess of USD 250 million.

In November 2010, Subsea 7 Inc. announced the award of a contract by BP for a two and a half year frame agreement for Life-of-Field services in the UK and Norwegian North Sea. The contract is valued in the region of USD 100 million and has further extension options. This agreement replaces and existing contract that ran to December 2011, under which approximately USD 27 million of work had yet to be executed.

In November 2010, Subsea 7 Inc. confirmed that the North Sea pipeline bundle contract award it announced on 9 August 2010 was for the ConocoPhillips Jasmine discovery in the Central North Sea.

In November 2010, Subsea 7 Inc. announced the award of a contract in the Danish sector of the North Sea valued in excess of USD 55 million. The scope of the project is to engineer, procure, fabricate, install and commission a bundle system, which was subsequently confirmed to be for Hess ApS in respect of the South Arne field.

In November 2010, Subsea 7 Inc. announced the award of an engineering, procurement, installation and commissioning (EPIC) contract from Statoil ASA for the Pan Pandora and Katla fields in the Norwegian sector of the North Sea. The contract is valued in excess of USD 85 million.

In November 2010, Subsea 7 Inc. announced the award of a new day-rate contract with Petrobras. The contract, valued in excess of USD 110 million, is for the exclusive use of Subsea 7’s pipeline vessel, Lochnagar and will run for a period of two years.

SUBSEA 7 INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Three months ended		Year ended
(Amounts in USD 1,000)	31/12/2010 Unaudited	31/12/2009 Unaudited	31/12/2010 Unaudited	31/12/2009 Audited
Revenue	509,156	538,178	2,022,712	2,439,278
Project and vessel expenses	(413,202)	(392,708)	(1,536,424)	(1,861,990)
Other operating expenses	(15,847)	(15,701)	(60,088)	(57,223)
Depreciation and amortisation	(37,381)	(33,927)	(137,680)	(117,214)
(Loss)/profit on disposal of property, plant and equipment	(97)	547	2,742	1,160

Net operating profit	42,629	96,389	291,262	404,011

Changes in fair value of derivative financial instruments	5,455	(2,299)	(3,021)	47,755
Net currency gain/(loss)	2,485	8,554	(7,083)	4,767
Finance income	1,784	1,575	12,674	8,896
Finance expense	(10,217)	(13,388)	(55,611)	(59,955)

Net financial items	(493)	(5,558)	(53,041)	1,463

Share of post-tax profit from joint ventures	739	692	812	5,652
Share of post-tax profit from associates	330	444	481	1,074

Profit before tax	43,205	91,967	239,514	412,200

Taxation expense	(12,040)	(27,499)	(77,666)	(123,849)

Profit for the period	31,165	64,468	161,848	288,351

Attributable to:
Equity shareholders	31,251	64,468	162,232	288,351
Non-controlling interests	(86)	—	(384)	—

	31,165	64,468	161,848	288,351

Earnings per share attributable to equity shareholders (in USD per share)
Basic	0.21	0.44	1.10	1.96
Diluted	0.21	0.42	1.09	1.94

Weighted average number of issued shares (1,000)
Basic	147,258	146,983	147,208	146,941
Diluted	148,587	161,529	148,910	150,586

SUBSEA 7 INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three months ended		Year ended
(Amounts in USD 1,000)	31/12/2010 Unaudited	31/12/2009 Unaudited	31/12/2010 Unaudited	31/12/2009 Audited
Profit for the year	31,165	64,468	161,848	288,351

Currency translation differences	(26,412)	17,239	(30,360)	97,012
Available-for-sale financial assets
– fair value adjustment	6,444	12,592	20,100	56,743
– gains reclassified to income statement	—	—	(4,321)	—
– losses reclassified to income statement	—	—	8,246	—

Other comprehensive (loss)/income	(19,968)	29,831	(6,335)	153,755

Total comprehensive income	11,197	94,299	155,513	442,106

Attributable to:
Equity shareholders	11,283	94,299	155,897	442,106
Non-controlling interests	(86)	—	(384)	—

	11,197	94,299	155,513	442,106

SUBSEA 7 INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Amounts in USD 1,000)	At 31/12/2010 Unaudited	At 31/12/2009 Audited
ASSETS
Non-current assets
Property, plant and equipment	1,249,692	1,189,389
Goodwill	98,139	98,533
Other intangible assets	45	621
Derivative financial instruments	1,295	194
Deferred tax assets	10,688	11,849
Retirement benefit asset	791	—
Investment in joint ventures	4,506	2,958
Investment in associates	3,156	2,675

	1,368,312	1,306,219

Current assets
Inventories	35,245	32,981
Trade and other receivables	627,060	505,978
Available-for-sale financial assets	26,628	176,443
Derivative financial instruments	—	5,337
Cash and cash equivalents	458,906	487,251

	1,147,839	1,207,990

TOTAL ASSETS	2,516,151	2,514,209

EQUITY AND LIABILITIES
Equity
Share capital	1,473	1,470
Share premium reserve	273,237	271,664
Shares held by Employee Share Trust	(9,430)	(9,430)
Other reserves	(97,304)	(43,603)
Retained earnings	1,182,020	967,187

Shareholders’ equity	1,349,996	1,187,288
Non-controlling interests	(384)	—

Total equity	1,349,612	1,187,288

Non-current liabilities
Borrowings	234,379	468,540
Deferred tax liabilities	102,648	106,577
Retirement benefit obligations	—	279
Derivative financial instruments	2,352	—
Other non-current liabilities	300	346

	339,679	575,742

Current liabilities
Borrowings	224,775	133,465
Trade and other payables	577,611	576,098
Current tax liabilities	24,412	40,368
Derivative financial instruments	62	1,248

	826,860	751,179

Total liabilities	1,166,539	1,326,921

TOTAL EQUITY AND LIABILITIES	2,516,151	2,514,209

SUBSEA 7 INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Shareholders’ equity
(Amounts in USD 1,000)	Share capital	Share premium	Shares held by Employee Share Trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2010 (Audited)	1,470	271,664	(9,430)	(43,603)	967,187	1,187,288	—	1,187,288

Foreign currency translation	—	—	—	(30,360)	—	(30,360)	—	(30,360)
Available-for-sale financial assets
– fair value adjustment	—	—	—	20,100	—	20,100	—	20,100
– gains reclassified to income statement	—	—	—	(4,321)	—	(4,321)	—	(4,321)
– losses reclassified to income statement	—	—	—	8,246	—	8,246	—	8,246

Other comprehensive expense	—	—	—	(6,335)	—	(6,335)	—	(6,335)
Net result for the period	—	—	—	—	162,232	162,232	(384)	161,848

Total comprehensive (expense)/income	—	—	—	(6,335)	162,232	155,897	(384)	155,513

Share based payments	—	—	—	—	5,441	5,441	—	5,441
Shares issued – exercise of options	3	1,573	—	—	—	1,576	—	1,576
Redemption of convertible notes	—	—	—	(35,974)	35,974	—	—	—
Repurchase of convertible notes	—	—	—	(7,472)	7,266	(206)	—	(206)
Depreciation on re-valued assets	—	—	—	(3,920)	3,920	—	—	—

At 31 December 2010 (Unaudited)	1,473	273,237	(9,430)	(97,304)	1,182,020	1,349,996	(384)	1,349,612

At 1 January 2009 (Audited)	1,469	271,238	(9,430)	(225,650)	652,039	689,666	—	689,666

Foreign currency translation	—	—	—	97,012	—	97,012	—	97,012
Available-for-sale financial assets
– fair value adjustment	—	—	—	56,743	—	56,743	—	56,743

Other comprehensive income	—	—	—	153,755	—	153,755	—	153,755
Net result for the period	—	—	—	—	288,351	288,351	—	288,351

Total comprehensive income	—	—	—	153,755	288,351	442,106	—	442,106

Share based payments	—	—	—	—	4,595	4,595	—	4,595
Shares issued – exercise of options	1	426	—	—	—	427	—	427
Convertible notes 2009 – 2014 equity component	—	—	—	52,157	—	52,157	—	52,157
Transaction costs	—	—	—	(398)	—	(398)	—	(398)
Repurchase of convertible notes	—	—	—	(19,548)	18,283	(1,265)	—	(1,265)
Depreciation on re-valued assets	—	—	—	(3,919)	3,919	—	—	—

At 31 December 2009 (Unaudited)	1,470	271,664	(9,430)	(43,603)	967,187	1,187,288	—	1,187,288

SUBSEA 7 INC. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENT

	Year ended
(Amounts in USD 1,000)	31/12/2010 Unaudited	31/12/2009 Audited
Cash flows from operating activities
Cash generated from operations	273,728	639,977
Finance income received	7,995	4,551
Finance expense paid	(19,892)	(11,941)
Taxation paid	(89,001)	(90,998)

Net cash from operating activities	172,830	541,589

Cash flows from investing activities
Deferred consideration paid	(2,500)	—
Proceeds from sale of property, plant and equipment	3,103	1,413
Purchase of property, plant and equipment	(208,268)	(246,331)
Proceeds from sale of available-for-sale financial assets	173,015	—
Investment in joint ventures	(851)	—
Dividends received	230	16,336

Net cash used in investing activities	(35,271)	(228,582)

Cash flows from financing activities
Net proceeds from issue of ordinary share capital	1,576	427
Repayment of loans	—	(150,000)
Proceeds from issue of convertible notes	—	272,902
Repurchase of convertible notes	(169,387)	(75,486)

Net cash (used in)/from financing activities	(167,811)	47,843

Effects of exchange rate changes	1,907	12,335

Net (decrease)/increase in cash and cash equivalents	(28,345)	373,185
Cash and cash equivalents at start of period	487,251	114,066

Cash and cash equivalents at end of period	458,906	487,251

SUBSEA 7 INC. AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION

1.	Basis of preparation

The condensed consolidated financial information for the period 1 January to 31 December 2010 has been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’ as adopted by the European Union, but has not been audited or reviewed. The condensed consolidated financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2009 which have been prepared in accordance with IFRSs as adopted by the European Union.

2.	Accounting policies

The accounting policies adopted in the preparation of the condensed consolidated financial information are consistent with the annual financial statements for the year ended 31 December 2009, as described in those annual financial statements. In addition the following new standards, amendments to standards and interpretations have been adopted from 1 January 2010:

IFRS 3 ‘Business Combinations (Revised)’ and IAS 27 ‘Consolidated and Separate Financial Statements (Amended)’

IFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring after implementation. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reported results.

IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary.

The changes made by IFRS 3 (Revised) and IAS 27 (Amended) will affect future acquisitions or loss of control of subsidiaries and transactions with non-controlling interests. The changes in accounting policy will be applied prospectively.

In addition, the changes to IAS 27 have impacted the basis of consolidation used by the Subsea 7 Inc. The main impact is in the accounting for non-controlling interests. Prior to 1 January 2010 losses incurred by Subsea 7 Inc. were allocated to non-controlling interests until that balance was reduced to nil. Any further losses were attributable to Subsea 7 Inc. From 1 January 2010 losses are attributable to the non-controlling interest even if that results in a deficit balance. Losses attributable to the non-controlling interest incurred prior to 1 January 2010 are not reclassified.

The adoption of the following standards, amendments to standards and interpretations had no impact on the reported income or net assets of Subsea 7 Inc. in the quarter.

Title	Effective Date
Improvements to IFRSs – 2009	Various
IFRS 2 ‘Share-based Payment: Group Cash-settled Share-based Payment Transactions’	1 January 2010
IAS 39 ‘Financial Instruments: Recognition and Measurement – Eligible hedged items’	1 July 2009
IFRIC 17 ‘Distributions of Non-Cash Assets to Owners’	1 July 2009
IFRIC 18 ‘Transfers of Assets from Customers’	1 July 2009

SUBSEA 7 INC. AND SUBSIDIARIES

3.	Segment reporting

(Amounts in USD 1,000)	North Sea	Africa	Brazil	North America	Asia Pacific	Global	Total
Fourth quarter 2010 (Unaudited)
Revenue	204,980	114,976	127,353	22,856	38,991	—	509,156

Profit/(loss) before tax	37,049	34,185	(13,007)	(1,214)	1,474	(15,282)	43,205

Fourth quarter 2009 (Unaudited)
Revenue	220,007	41,906	140,915	66,858	68,492	—	538,178

Profit/(loss) before tax	33,325	12,057	27,141	18,545	16,343	(15,444)	91,967

Full year 2010 (Unaudited)
Revenue	953,117	286,973	480,437	104,895	197,290	—	2,022,712

Profit/(loss) before tax	135,484	90,302	39,035	12,383	49,845	(87,535)	239,514

Full year 2009 (Audited)
Revenue	1,078,612	244,574	848,218	145,591	122,270	13	2,439,278

Profit/(loss) before tax	208,620	88,577	73,593	47,114	15,010	(20,714)	412,200

The “Global” segment comprises the global support functions, including the vessel and equipment management group which is responsible for the management and maintenance of the vessels and equipment. Finance income and expense, derivative instrument fair value changes, net currency items, profits or losses on disposals of property, plant and equipment and share of profits from associates are also allocated to this segment.

4.	Cash flow from operating activities

	Year ended
(Amounts in USD 1,000)	31/12/2010 Unaudited	31/12/2009 Audited
Net profit	161,848	288,351
Adjustments for:
Taxation charge	77,666	123,849
Depreciation and amortisation	137,680	117,214
Profit on disposal of property, plant and equipment	(2,742)	(1,160)
Share based payment charge	5,441	4,595
Deferred government grant income	(20)	(20)
Finance income	(12,674)	(8,896)
Finance expense	55,611	59,955
Gain on embedded derivative within convertible loan notes	(3,100)	(34,284)
Share of post tax profit from joint ventures	(812)	(5,652)
Share of post tax profit from associates	(481)	(1,074)
Changes in working capital
Increase in inventories	(2,264)	(10,414)
(Increase)/decrease in receivables	(117,873)	149,804
Decrease in payables	(24,552)	(42,291)

Cash generated from operations	273,728	639,977

SUBSEA 7 INC. AND SUBSIDIARIES

5.	Adjusted EBITDA

	Three months ended		Year ended
(Amounts in USD 1,000 except percentages)	31/12/2010 Unaudited	31/12/2009 Unaudited	31/12/2010 Unaudited	31/12/2009 Audited
Net profit	31,165	64,468	161,848	288,351
Adjustments:
Taxation expense	12,040	27,499	77,666	123,849
Net financial items	493	5,558	53,041	(1,463)
Depreciation and amortisation	37,381	33,927	137,680	117,214
Profit on disposal of property, plant and equipment	97	(547)	(2,742)	(1,160)

Adjusted EBITDA	81,176	130,905	427,493	526,791

Revenue	509,156	538,178	2,022,712	2,439,278

Adjusted EBITDA %	15.9%	24.3%	21.1%	21.6%

Subsea 7 Inc. calculates “Adjusted EBITDA” (adjusted earnings before interest, taxation, depreciation and amortisation) as net profit adjusted for taxation, net financial items, depreciation, amortisation, impairments and profits or losses on disposals of property, plant and equipment.

6.	Contingent liabilities

Subsea 7 Inc. is party to indemnities, legal actions and claims that arise in the ordinary course of business. Whilst the outcome of such legal proceedings cannot be readily foreseen, management believes that they will be resolved without material effect on Subsea 7 Inc.’s results, financial position or liquidity.

7.	Events occurring after the balance sheet date and relating to the Combination

On 21 December 2010, the UK Office of Fair Trading (OFT) announced that it was considering undertakings from Acergy S.A. and Subsea 7 Inc. in lieu of referring the proposed merger to the UK Competition Commission. This followed the submission of a notification to the OFT regarding the proposed merger on September 23, 2010. The undertakings under consideration are: the divestiture of one rigid pipelay vessel: Acergy Falcon, and potentially one diving vessel. The OFT’s announcement followed prior unconditional clearances received from the relevant authorities in the US, Norway and Australia. Competition clearance is still being sought in Brazil.

On 7 January 2011, following the closure of the Oslo Børs, the combination between Acergy S.A. and Subsea 7 Inc. was completed. Immediately following this, Acergy S.A. was renamed Subsea 7 S.A and the newly combined Group commenced trading on 10 January 2011.

On 21 February 2011, Subsea 7 Inc. cancelled the outstanding commitments under the revolving credit facilities with DnB NOR Bank ASA ($150 million), HSBC Bank plc ($50 million) and Bank of Scotland plc ($50 million). Subsea 7 Inc. has no loan facilities available at the date of this report.

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